
10012830


FRED'S
HOMETOWN
DISCOUNT
STORE

The Low Price Leader

2009 Annual Report

Company Profile

Founded in 1947, FRED'S operates 669 discount general merchandise stores, including 24 franchised FRED'S stores, mainly in the southeastern states. FRED'S stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary FRED'S label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.

Number of Company-owned and Franchised Stores by State


6
1
7
13
1
71
91
22
53
120
92
110
18
51
13

Financial Highlights *($ in thousands, except per share amounts)*

	Years Ended	
	January 30, 2010	January 31, 2009
Operating Data		
Net sales	**$ 1,788,136**	$ 1,798,840
Net sales, excluding stores closed in 2008	**1,788,136**	1,758,522
Operating income	**38,494**	26,318
Net income	**23,615**	16,642
Net income per share - diluted	**0.59**	0.42
Weighted average shares outstanding - diluted	**39,889**	39,851
Cash dividends declared per share	**0.11**	0.08
Balance Sheet Data		
Working capital	**$ 266,692**	$ 255,549
Total assets	**571,441**	544,775
Long-term debt (including capital leases)	**4,179**	4,866
Shareholders' equity	**400,939**	387,081
Long-term debt to equity	**1.0%**	1.3%


Net Sales
(in millions)
$1,788
$1,799
$1,781
$1,767
$1,589
09 08 07 06 05


Comparable Store Sales
0.4%
1.8%
0.3%
2.4%
1.2%
09 08 07 06 05


Net Income Per Share-Diluted
$0.59
$0.42
$0.27
$0.67
$0.66
09 08 07 06 05


Number of Company-Owned Stores (end of period)
645
307
639
284
692
296
677
289
621
275
Stores
Pharmacies
09 08 07 06 05


Sales Per Square Foot
$188
$184
$177
$185
$183
09 08 07 06 05


Selling Space (Square Footage)
(in thousands)
9,360
9,323
10,215
9,946
9,091
09 08 07 06 05

Letter to Shareholders

In this annual report, my first to you since assuming the position of Chief Executive Officer in February 2009, I welcome the opportunity to update you on our recent achievements and our future plans. In 2009, our team made considerable headway in implementing current initiatives and formulating new ones, all designed to improve FRED'S performance now and over the longer term. This hard work produced tangible results in the form of higher earnings for the year and a continued strengthening of our balance sheet – positioning us to sustain and build on this momentum in the years ahead.

As 2008 was coming to an end and the growing impact of the recession began to have a more pronounced effect on the economy and our business, we anticipated that 2009 would be a difficult year. As suspected, these concerns were confirmed as the year played out, with consumers steadily pulling back on spending as job losses mounted. Separate from these external pressures, research we commissioned in 2009 revealed that while FRED'S offers several key points of differentiation to the discount shopping experience, we have not taken full advantage of these distinctions. These missed opportunities to capitalize fully on FRED'S key points of differentiation occupied much of our strategic planning in the past year.

Update on Current Initiatives

Despite these headwinds, we were successful in implementing a number of initiatives in 2009 that strengthen FRED'S in both the near and long term. These included a continued focus on the fundamentals in areas like customer service scores; actions to test, refine and validate our new pilot store; and improvements in inventory quality, productivity and shrinkage. Our team also made progress in technology improvements and greater expense leverage in our stores, distribution centers and logistics. Regarding the ongoing expansion of our Own-Brand initiative, our private label sales exceeded 17% penetration as a percentage of total consumable sales in 2009, reflecting a 350 basis point increase year over year. These improvements strategically position us to capitalize on future growth opportunities.

We also accelerated pharmacy acquisitions, utilizing our improved capital position to acquire 20 pharmacies in 2009. The growth in new pharmacies enabled us to increase pharmacy department sales 5% last year despite the continuing shift from branded prescriptions to generics. Pharmacy expansion not only helps margins, it also serves as a proven sales-driver for our other departments. Our pharmacy Prescription-Plus Program also grew to more than 160,000 customers enrolled by the end of the year.

Financial and Operational Review

Net income for 2009 increased to $23.6 million or $0.59 per diluted share from $16.6 million or $0.42 per diluted share for 2008, which included certain special charges. On an operational basis, excluding special items, net income for fiscal 2008 would have been $26.9 million or $0.68 per diluted share. The year-over-year decline in operating earnings reflected the competitive environment and the cost of our efforts to improve customer traffic.

Although earnings growth in 2009 did not achieve expected results, we remained on track to meet many of the financial objectives of our strategic plan. Free cash flow in 2009 was $24 million, bringing the cumulative two-year total to more than $82 million and positioning us to reach $100 million for the three-year period from 2008 through 2010. Inventory turnover also improved to 4.1 turns from 3.9 turns in 2008.

Additionally, our balance sheet is now significantly stronger, as FRED'S has moved from a net debt position of $26 million at the end of fiscal 2007 to no operating debt at all and a cash surplus of $50 million by year-end 2009. All of this places FRED'S on a stronger financial foundation and positions us to undertake new product initiatives, new store openings and pharmacy acquisitions, increased dividend payments, as well as share repurchases that resumed in the second half of 2009.

A final point on FRED'S financial performance should be made. Again this year, and for the fourth consecutive year, Audit Integrity named FRED'S to its 2010 list of the Top 100 Most Trustworthy Companies in the U.S. This year's Top 100 companies were selected from more than 12,000 U.S. public corporations using statistical analysis of over 100 metrics that historically have been associated with transparent financial reporting and corporate governance. Congratulations to our team for this impressive award and the hard work, responsibility and accountability that stand behind it.


SEC MAIL
RECEIVED
MAY 24 2010

New Initiatives

Our internal and external research and tests confirmed opportunities to improve sales and margin productivity by emphasizing certain trip-driving departments to take advantage of our existing strengths. Our strategies for 2010 evolve around these opportunities to build traffic and create a more pleasing and rewarding shopping experience for our customers. One of the most important elements of our new strategic plan is the development of our Core 5 Program.

Core 5 is designed to drive comparable sales by focusing on departments in which FRED'S has a clear and marketable advantage versus small-box competitors. It will leverage and build on our current strengths and competitive differentiation by emphasizing departments that have strong trip-driving potential like pharmacy, celebration and party, pet products, paper and chemical and products for the home.

Another key element of our strategic plan, and one that links closely with our Core 5 Program, is the introduction of new major national brand product lines. Expanding in this area will help us capture traffic that might go elsewhere when these items are on the shopping list. We are now selling Coca Cola, Purina and Energizer products – three of the strongest and most recognizable brands in America – in all of our stores. Early results of these key brand products are encouraging.

One of the most significant elements of our plan for 2010 involves the rollout of an exciting new pilot store format with the remodeling and refurbishing of more than 200 stores in the coming year. This new layout includes new signage and décor and highlights our Core 5 trip-driving and differentiating departments. It is designed to attract new customers and improve the overall customer experience at FRED'S, giving greater emphasis and exposure to our pharmacy department and providing increased focus on higher margin departments. From a strategic standpoint, it better positions FRED'S for future sales growth as the economy improves. With continued implementation at another 250 to 300 stores in 2011, this new format will extend to between 70% and 75% of our fleet of stores by 2012 and will move us significantly toward a more consistent look and layout.

Tribute

This year's letter to our shareholders would not be complete without acknowledging the tremendous contribution Michael Hayes made to FRED'S for a period of 20 years. Mike served as the Company's Chief Executive Officer from 1989 through fiscal 2008 and now is the Chairman of our Board of Directors. He was the driving force behind FRED'S reinvigoration in the early 1990s and its tremendous growth over the past two decades. In doing this, Mike built an excellent financial foundation for FRED'S, enabling the Company to compete in the discount retail sector with some of the best companies in the world. We are indeed fortunate to retain his strong interest in and engagement with our planning for FRED'S future and his wisdom and insight to our company's mission and capabilities. As we approached the transition at the CEO position this past year, FRED'S was perhaps in the strongest financial position of its history, and we are grateful to him for the solid legacy he has passed on to us.

Closing

While 2009 was not all we had hoped for from an earnings standpoint, we did make solid headway in many areas that remain key to our future growth, success and value creation. As we enter 2010, we know that challenges lay ahead for FRED'S and the retail industry. However, because of the ongoing success of the initiatives we have in place and the new programs we have underway in the coming year, we are confident that FRED'S can create new excitement and enthusiasm among our customers, improve the shopping experience and give customers many more reasons to look to FRED'S for value and selection.

Thank you for your continued support.

Bruce A. Efird
Chief Executive Officer

Selected Financial Data

Our selected financial data set forth below should be read in connection with Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements and Notes, and the Forward-Looking Statement/Risk Factors disclosures contained in our Form 10-K for the year ended January 30, 2010.

(Dollars in thousands, except per share amounts)	**2009**	2008[5]	2007[5]	2006[2,4]	2005
Statement of Income Data:					
Net sales	**$ 1,788,136**	$ 1,798,840	$ 1,780,923	$ 1,767,239	$ 1,589,342
Operating income	**38,494**	26,318	16,457	40,949	40,081
Income before income taxes	**38,201**	25,910	15,664	40,213	39,255
Provision for income taxes	**14,586**	9,268	4,946	13,467	13,161
Net income	**23,615**	16,642	10,718	26,746	26,094
Net income per share:					
Basic	**0.59**	0.42	0.27	0.67	0.66
Diluted	**0.59**	0.42	0.27	0.67	0.66
Cash dividends declared per share	**0.11**	0.08	0.08	0.08	0.08
Selected Operating Data:					
Operating income as a percentage of sales	**2.2%**	1.5%	0.9%	2.3%	2.5%
Increase in comparable store sales[1]	**0.4%**	1.8%	0.3%	2.4%[3]	1.2%
Stores open at end of period	**645**	639	692	677	621
Balance Sheet Data (at period end):					
Total assets	**$ 571,441**	$ 544,775	$ 550,572	$ 515,709	$ 498,141
Short-term debt (including capital leases)	**718**	243	285	737	1,053
Long-term debt (including capital leases)	**4,179**	4,866	35,653	2,331	6,815
Shareholders' equity	**400,940**	387,081	372,059	369,268	339,595

[1] A store is first included in the comparable store sales calculation after the end of the 12th month following the store's grand opening month (see additional information regarding calculation of comparable store sales in "Results of Operations" section).

[2] Results for 2006 include 53 weeks.

[3] The increase in comparable store sales for 2006 is computed on the same 53-week period for 2005.

[4] Results for 2006 include the implementation of ASC 718.

[5] Results include certain charges for the non-routine closing of 75 stores in 2008 and 17 in 2007, (see "Exit and Disposal Activities" section) and implementation of ASC 740.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Accounting Periods

The following information contains references to years 2009, 2008, and 2007, which represent fiscal years ended January 30, 2010, January 31, 2009 and February 2, 2008 (which were 52-week accounting periods). Amounts are in thousands unless otherwise noted. This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. Additionally, our discussion and analysis should be read in conjunction with the Forward-Looking Statements/Risk Factors disclosures included herein.

Executive Summary

Recognizing our pharmacy department as a key factor differentiating us from other small-box discount retailers, we have accelerated our growth strategy in this area and are aggressively pursuing opportunities to acquire independent pharmacies within our targeted markets. Our emphasis will continue to be on acquisitions and buying prescription files, but cold starts will be employed where it makes sense to do so. As we have mentioned previously, we began offering our Prescription Plus $4 generic program in all pharmacies in the chain. We piloted this program on a limited basis last year and found it to be a traffic driver, and thus rolled it out to all pharmacies in the first quarter. We are pleased with this deployment and its effect on our prescription count.

Our Own Brand initiative continues to be a key strategy for the Company in terms of building customer loyalty and increasing gross margin. We have reached an Own Brand penetration rate of approximately 8.2% of total sales, and that number will continue to grow in the future as new Own Brand products are introduced. Our commitment to quality in our Own Brand products is resonating with our customers and they continue to make the switch to our "FRED'S Brand". We are continuing to add new products to our Own Brand line on an ongoing basis, with new items in paper and chemicals, food and hardware introduced during 2009.

Expense reduction and containment continues to be a key focus of the Company, especially in light of current economic conditions. We are aggressively pursuing cost reductions in all functional areas and are also continuously reviewing internal processes to find efficiencies and/or redundancies and drive unnecessary costs and expenses out of the business. These efforts are being coordinated at the Executive Level and close attention is being paid not to sacrifice service to our customers. These efforts resulted in a 70 basis point reduction in expenses as a percentage of sales or $16.0 million in 2009 compared to the same period last year.

Improving inventory productivity has been a key focus throughout 2009. Initiatives set in motion in 2008, such as reducing the store fixture profile to remove inventory displayed above eye level, improvement in seasonal buying to reduce pack away inventory and continuous improvement in the line review process, have resulted in a 2.5% reduction in total company inventory from the same period last year. This reduction in inventory was accomplished without jeopardizing our in-stock positions or the merchandise selection available to our customers.

During 2009, we continued refining our real estate site selection and store layout programs. We continue to improve the interior layout of our stores so that our customers experience more open customer spaces, more logical product flow and a more consistent and meaningful price message, all of which are intended to provide a more pleasurable shopping trip. We also continue to hone our real estate strategy so that the proper site is selected to support our targeted demographics, thus driving traffic and sales. Many of these efforts culminated in the third quarter with the grand opening of our "Pilot Store of the Future".

Throughout 2009, we have continued with capital improvements in infrastructure, including new stores as well as existing store expansion and remodels, distribution center upgrades and further development of our information technology capabilities. Technology upgrades have been made in the areas of direct store delivery systems, in-store systems, and pharmacy systems.

During 2010, the Company will continue to implement its strategic plan to improve profitability and operating margin. A significant number of stores will be refreshed in 2010 to highlight our Core 5 program, which spotlights differentiated, traffic driving departments within our store. Additionally, a number of these departments have higher than average margin and increased focus and sales will affect our overall product mix and margin. Also, a number of our stores will be remodeled to reflect our new "Pilot Store" format, which delivers higher sales per square foot and higher contribution margin per square foot.

While our private label or FRED'S Brand products will continue to be a focus in 2010, we will implement several national brands in our stores. National brands that resonate with our customers will be implemented to provide our customers with a more complete shopping trip. Throughout the year, we will be evaluating which name brands are the most popular with our customers and will be adding those that complement our current product mix.

Key factors that will be critical to the Company's future success include managing the strategy for opening new stores and pharmacies, including the ability to open and operate efficiently, maintaining high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, managing the effects of inflation or deflation, controlling product mix, increasing operating margin through improved gross margin and leveraging operating costs, and generating adequate cash flow to fund the Company's future needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other factors that will affect Company performance in 2010 include the continuing management of the impacts of the changing regulatory environment in which our pharmacy department operates, especially in regards to the health care legislation recently passed by the United States Congress and related regulations currently being developed. Additionally, we believe that the prolonged recession and elevated unemployment rate continue to place tremendous economic pressure on the consumer. However, we also continue to believe that our affordable pricing and value proposition make us an attractive destination to wary consumers.

Critical Accounting Policies

The preparation of FRED'S financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the Consolidated Financial Statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments can be found in Note 1 to the Consolidated Financial Statements. Our most critical accounting policies are as follows:

Revenue recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of January 30, 2010. Net sales include sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the FRED'S name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2009, 2008, and 2007 was $2,087 $2,145 and $2,008, respectively.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by Generally Accepted Accounting Principles in the U.S. (GAAP).

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink) is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk of this estimate in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store-specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $30.2 million, and $30.8 million at January 30, 2010 and January 31, 2009, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $21.5 million at January 30, 2010 and $19.1 million at January 31, 2009. The LIFO reserve increased by approximately $2.4 million and $3.7 million during 2009 and 2008, respectively.

The Company has historically included an estimate of inbound freight and certain general and administrative costs in merchandise inventory as prescribed by GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as merchandise planning and buying, warehousing, accounting, information technology and human resources, as well as inbound freight. The total amount of procurement and storage costs and inbound freight included in merchandise inventory at January 30, 2010 is $17.4 million, with the corresponding amount of $19.0 million at January 31, 2009.

Impairment. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with FASB ASC 360, "Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open at least 3 years or remodeled more than 2 years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease or 10 years for owned stores. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

Exit and Disposal Activities. During fiscal 2007, the Company closed 17 underperforming stores.

During fiscal 2008, the Company closed 74 underperforming stores and 23 underperforming pharmacies. The closures took place during the first three quarters of 2008 pursuant to our restructuring plan announced February 6, 2008 and were the result of an in-depth study conducted by the Company of its operations over the previous 10 quarters. The study revealed that FRED'S has a strong and healthy store base, and that by closing these underperforming stores the Company would improve its cash flow and operating margin, both of which are core goals of the Company's overall strategic plan. As a result of the successful execution of this plan, the Company is stronger and is in a better position to respond to fluctuations in the economy and to take advantage of opportunities to further improve our business.

During fiscal 2009, the Company closed 9 underperforming stores, which is consistent with our anticipated amount of annual store closures.

Inventory Impairment

During fiscal 2007, we recorded a below-cost inventory adjustment of approximately $10.0 million to reduce the value of inventory to lower of cost or market in stores that were planned for closure as part of the Company's strategic plan to improve profitability and operating margin. The adjustment was recorded in cost of goods sold in the consolidated statement of income for the year ended February 2, 2008.

In fiscal 2008, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores closed in the third quarter and utilized the entire $10.3 million impairment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Lease Termination

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with FASB ASC 420, "Exit or Disposal Cost Obligations." Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

During fiscal 2007, we closed 17 under performing stores and recorded lease contract termination costs of $1.6 million in rent expense in conjunction with those closings, of which $1.0 million was utilized during fiscal 2007, leaving $.6 million in the reserve at the beginning of fiscal year 2008.

During fiscal 2008, we closed 74 under performing stores and recorded lease contract termination costs of $10.5 million, of which $9.6 million was charged to rent expense and $.9 million reduced the liability for deferred rent. We utilized $7.7 million during the period, leaving $3.4 million in the reserve at January 31, 2009.

During fiscal 2009, we utilized $2.4 million, leaving $1.0 million in the reserve at January 30, 2010.

The following table illustrates the exit and disposal activity related to the store closures discussed in the previous paragraphs (in millions):

	Beginning Balance January 31, 2009	Additions FY09	Utilized FY09	Ending Balance January 30, 2010
Lease contract termination liability	$ 3.4	$ –	$ (2.4)	$ 1.0

Fixed Asset Impairment

During the fourth quarter of 2007, the Company recorded a charge of $4.6 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in 2008. During the second quarter of fiscal 2008, the Company recorded an additional charge of $.1 million associated with store closures that occurred in the third quarter. Impairment of $0.2 million for the planned store closures was recorded in fiscal 2009.

Property and equipment and intangibles. Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and recorded in selling, general and administrative expenses. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal as a component of operating income. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 31.5 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 6 years
Airplane	9 years

Assets under capital lease are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years.

Vendor Rebates and Allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. In accordance with FASB ASC 605-50 "Customer Payments and Incentives", rebates received from a vendor are recorded as a reduction of cost of sales when the product is sold or a reduction to selling, general and administrative expenses if the reimbursement represents a specific incremental and identifiable cost. Should the allowance received exceed the incremental cost,

Management's Discussion and Analysis of Financial Condition and Results of Operations

then the excess is recorded as a reduction of cost of sales when the product is sold. Any excess amounts for the periods reported are immaterial. Any rebates received subsequent to merchandise being sold are recorded as a reduction to cost of goods sold when received.

As of January 30, 2010, the Company had approximately 750 vendors who participate in vendor rebate programs and the terms of the agreements with those vendors vary in length from short-term arrangements to be completed within a month to longer-term arrangements that could last up to three years.

In accordance with FASB ASC 720-35 "Advertising Costs", the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2009, 2008 and 2007, were $24.0 million, $24.1 million and $27.6 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.6 million, $2.3 million and $1.5 million, for 2009, 2008 and 2007, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Insurance Reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $500,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $9.0 million and $8.6 million on January 30, 2010 and January 31, 2009, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $44.6 million netted with reserve utilization of $44.2 million.

Income Taxes. The Company reports income taxes in accordance with FASB ASC 740, "Income Taxes." Under FASB ASC 740, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 4 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FASB ASC 740"), Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No.109 that is codified in FASB ASC 740. We adopted FASB ASC 740 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB ASC 740 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FASB ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FASB ASC 740 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition (see Note 4 – Income Taxes).

FASB ASC 740 further requires that interest and penalties required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FASB ASC 740 in the financial statements as a component of income tax expense. As of January 30, 2010, accrued interest and penalties related to our unrecognized tax benefits totaled $1.4 million and $0.3 million, respectively, and are both recorded in the consolidated balance sheet within "Other non-current liabilities."

Stock-Based Compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of FASB ASC 718, "Compensation – Stock Compensation", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the FASB ASC 718, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718. Results for prior periods have not been restated.

Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FASB ASC 718 for calculating the income tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of FASB ASC 718.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FASB ASC 718 also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The impact of adopting FASB ASC 718 on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Stock-based compensation expense, post adoption of FASB ASC 718, is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Equity Incentive Plans. See Note 7 to the Consolidated Financial Statements for additional information regarding equity incentive plans.

Results of Operations

The following table provides a comparison of FRED'S financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	For the Year Ended		
	January 30, 2010	January 31, 2009[3]	February 2, 2008[3]
Net sales	**100.0%**	100.0%	100.0%
Cost of good sold[1]	**72.1**	72.0	72.5
Gross profit	**27.9**	28.0	27.5
Selling, general and administrative expenses[2]	**25.8**	26.5	26.6
Operating income	**2.1**	1.5	0.9
Interest expense, net	**–**	0.1	–
Income before taxes	**2.1**	1.4	0.9
Income taxes	**0.8**	0.5	0.3
Net income	**1.3%**	0.9%	0.6%

[1] Cost of goods sold includes the cost of product sold, along with all costs associated with inbound freight.

[2] Selling, general and administrative expenses include the costs associated with purchasing, receiving, handling, securing and storing product. These costs are associated with products that have been sold and no longer remain in ending inventory.

[3] Results include certain charges for the non-routine closing of 75 stores in 2008 and the 17 stores closed in 2007 (see Item 7, "Exit and Disposal Activities" section).

Comparable Sales. Our policy regarding the calculation of comparable store sales represents the increase or decrease in net sales for stores that have been opened after the end of the 12th month following the store's grand opening month, including stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store's layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.

Additionally, we do not exclude newly added hardline, softline or pharmacy departments from our comparable store sales calculation because we believe that all departments within a FRED'S store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, the introduction of all new departments is included in same store sales in the year in which the department is introduced. Likewise, our same store sales calculation is not adjusted for the removal of a department from a location.

Fiscal 2009 Compared to Fiscal 2008

Sales

Net sales for 2009 decreased to $1,788.1 million from $1,798.8 million in 2008, a year-over-year decrease of $10.7 million or .6%. Excluding sales from stores closed in 2008 ($40.3 million), total sales were up $29.6 million or 1.7% over the prior year. On a comparable store basis, sales for 2009 increased .4% ($6.2 million) compared with a 1.8% ($29.1 million) increase in the same period last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's 2009 front store (non-pharmacy) sales decreased 3.2% over 2008 front store sales. Excluding the front store sales from stores closed in 2008 ($40.3 million), sales increased .2% over prior year. We experienced sales increases in categories such as tobacco, food and small appliances partially offset by decreases in home furnishings, health and beauty aids and housewares.

The Company's pharmacy sales were 33.5% of total sales in 2009 compared to 31.5% of total sales in the prior year and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation which we closed during the first quarter of 2009, increased 5.0% over 2008, with third party prescription sales representing approximately 93% of total pharmacy sales, the same as in the prior year. The Company's pharmacy department continues to benefit from an ongoing program of purchasing prescription files from independent pharmacies as well as the addition of pharmacy departments in existing store locations.

Sales to FRED'S 24 franchised locations during 2009 decreased to $38.4 million (2.2% of sales) from $39.6 million (2.2% of sales) in 2008. The decrease in year-over-year franchise sales continues to be impacted by the ongoing economic challenges affecting our customers' disposable income. The Company does not intend to expand its franchise network.

The sales mix for the period, unadjusted for deferred layaway sales, was 33.5% Pharmaceuticals, 23.4% Household Goods, 16.2% Food and Tobacco, 9.2% Paper and Cleaning Supplies, 7.9% Apparel and Linens, 7.6% Health and Beauty Aids, and 2.2% Franchise. The sales mix for the same period last year was 31.7% Pharmaceuticals, 24.8% Household Goods, 15.5% Food and Tobacco, 9.2% Paper and Cleaning Supplies, 8.6% Apparel and Linens, 8.0% Health and Beauty Aids, and 2.2% Franchise.

For the year, comparable store customer traffic decreased .1% over last year while the average customer ticket increased 1.0% to $19.29.

Gross Profit

Gross profit for the year decreased to $499.2 million in 2009 from $503.0 million in 2008, a year-over-year decline of $3.8 million or .8%. Gross margin, measured as a percentage of sales, declined to 27.9% in 2009 from 28.0% in 2008. Gross margin was unfavorably impacted by continued competitive pressures, higher promotional markdowns, and an unfavorable shift in the product mix toward lower margin basic and consumable products. Gross profit was also favorably impacted, primarily in the third and fourth quarter, by purchase price variances related to those and previous quarters. These purchase price variances resulted from reduced product costs obtained from vendors. The impact on prior quarters was immaterial. This unfavorability was partially offset by an increase in vendor dollar consideration and higher general merchandise department markup and improved shrink experience.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, decreased to $460.7 million in 2009 (25.8% of sales) from $476.7 million in 2008 (26.5% of sales). This 70 basis point expense leverage resulted primarily from the effect of our store closures in fiscal 2008 ($9.6 million), a reduction in professional fees primarily due to the legal costs related to the settlement of the Atchinson and Ziegler cases recorded in fiscal 2008 ($6.6 million) (see Item 3. Legal Proceedings from our 10-K filed April 16, 2009). In addition, we continued to manage costs in our stores by reducing labor expense ($2.8 million) and lowering utilities expense ($2.2 million) with the installation of Energy Management Systems. This favorability was partially offset by deleveraging in our pharmacy labor and depreciation expense related to new pharmacy openings during the fiscal year.

Operating Income

Operating income increased to $38.5 million in 2009 (2.1% of sales) from $26.3 million in 2008 (1.5% of sales) due primarily to a decrease in selling, general and administrative expenses as the Company did not incur expenses related to store closures in 2009 and did not experience the one-time legal costs as in 2008, referenced in the Selling, General and Administrative Expenses section above. This favorability was partially offset by a decrease in gross profit of $3.8 million, a year-over-year decline of .8%, as described in the Gross Profit section above.

Interest Expense, Net

Net interest expense for 2009 totaled $.3 million or less than .1% of sales compared to $.4 million which was also less than .1% of sales in 2008.

Income Taxes

The effective income tax rate was 38.2% in 2009 compared to 35.8% in 2008. The increase in the effective tax rate was primarily due to an increase in the valuation allowance associated with deferred state tax benefits which management has determined are more likely than not to expire unused.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $135.7 million for state income tax purposes and expire at various times during 2010 through 2029. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

We expect our effective tax rate to decrease in fiscal 2010 to 35% — 36% from fiscal 2009 due mainly to the settlement of the Internal Revenue Service Examination ($8.6 million) during 2009.

Net Income

Net income increased to $23.6 million ($.59 per diluted share) in 2009 from $16.6 million ($.42 per diluted share) in 2008. The increase in net income is primarily attributable to the decrease in selling, general and administrative expenses of 3.3% resulting from the effect of our store closures in fiscal 2008 ($9.6 million) and the legal costs related to the settlement of the Atchinson case also in 2008 ($5.0 million) (see Item 3. Legal Proceedings from our 10-K filed April 16, 2009). This favorability was partially offset by the $3.8 million reduction in gross profit as described within the caption Gross Profit above, as well as increased income taxes due to a $12.3 million increase in pretax income and an increased tax rate resulting from the final settlement of the IRS audit.

Fiscal 2008 Compared to Fiscal 2007

Sales

Net sales increased 1.0% ($17.9 million) in 2008. Approximately $24.9 million of the increase was attributable to a net addition of 21 new stores, and a net addition of 6 pharmacies during 2008, together with the sales of 15 store locations and 7 pharmacies that were opened or upgraded during 2007 and contributed a full year of sales in 2008. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 1.8% in 2008, which accounted for $32.9 million in sales. This increase was partially offset by the closure of 74 stores and 22 pharmacy locations during 2008. Those stores represent a reduction in year-over-year sales of $39.9 million.

The Company's 2008 front store (non-pharmacy) sales increased approximately 1.7% over 2007 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as pets, tobacco, paper and chemical, food, prepaid products, beverage and lawn and garden.

FRED'S pharmacy sales were 31.7% of total sales in 2008 and 32.2% of total sales in 2007 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, decreased 0.4% over 2007, with third party prescription sales representing approximately 92% of total pharmacy sales, the same as in the prior year. The Company's pharmacy department continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations, however overall pharmacy department sales declined due to the closing of 23 pharmacies in 2008, the sales mix shift from branded to generic and a significant decline in the Company's mail order operation caused by a lack of competitive sourcing for its primary product, contraceptives.

Sales to FRED'S 24 franchised locations increased approximately $2.3 million in 2008 and represented 2.2% of the Company's total sales, compared to 2.1% of the Company's total sales in 2007. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the franchise locations during the year. The Company does not intend to expand its franchise network in the future.

Gross Margin

Gross margin as a percentage of sales increased to 28.0% in 2008 compared to 27.5% in 2007. Excluding the costs associated with closing underperforming stores in both years ($0.3 million in 2008 and $10.0 million in 2007, see Note 11 Exit and Disposal Activities), gross margin was 28.0% in 2008 compared with 28.1% in 2007. This decline resulted from continued pricing pressures, an unfavorable shift in the product mix toward lower margin, basic and consumable products, and higher inbound freight costs. These negative factors were partially offset by the favorable margin effect of a positive mix shift in the pharmacy department from branded to generic drugs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $450.2 million (25.0% of net sales) in 2008 compared to $445.2 million (25.0% of net sales) in 2007. The increase in selling, general and administrative expenses was due primarily to an increase in insurance costs of $2.5 million (0.1%) related to increasing medical costs and higher claims, additional legal costs of $5.9 million (0.3%) related to the settlement of the Ziegler and Atchinson cases (see Item 3. Legal Proceedings) as well as an additional $4.3 million (0.2%) in impairment charges from lease write-offs and liquidation fees for stores closed in 2008. These increases were partially offset by decreases in labor costs of $2.1 million (0.1%), occupancy costs of $3.5 million (0.2%) and advertising costs of $4.2 million (0.2%) all resulting from the store closures completed in the current year.

Operating Income

Operating income increased to $26.3 million in 2008 (1.5% of sales) from $16.5 million in 2007 (0.9% of sales) due to increased sales primarily from comparable stores and new stores in 2008 and a gross margin increase which was driven by a reduction in year-over-year costs associated with closing underperforming stores ($0.3 million in 2008 versus $10.0 million in 2007). These increases were reduced by an increase in selling, general and administrative expenses due primarily to higher insurance costs of $2.5 million (0.1%) related to increasing medical costs and higher claims, additional legal costs of $5.9 million (0.3%) related to the settlement of the Ziegler and Atchinson cases (see Item 3. Legal Proceedings) as well as an additional $4.3 million (0.2%) in impairment charges from lease write-offs and liquidations fees for stores closed in 2008. These increases were partially offset by decreases in labor costs of $2.1 million (0.1%), occupancy costs of $3.5 million (0.2%) and advertising costs of $4.2 million (0.2%) all resulting from the store closures completed in the current year.

Interest Expense, Net

Net interest expense for 2008 totaled $.4 million or less than .1% of sales compared to $.8 million which was also less than .1% of sales in 2007.

Income Taxes

The effective income tax rate was 35.8% in 2008 compared to 31.6% in 2007, primarily as a result of various jobs tax credits available in 2007.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $118.5 million for state income tax purposes and expire at various times during 2009 through 2028. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

We expect our effective tax rate to increase in fiscal 2009 to 36% — 37% from fiscal 2008 and fiscal 2007 levels due to the expiration of federal credits for jobs in the 2005 hurricane impact zone and the mid year end expiration of state tax incentives offered by Georgia.

Net Income

Net income increased to $16.6 million ($.42 per diluted share) in 2008 from $10.7 million ($.27 per diluted share) in 2007. The increase in net income is attributable to sales increases of 1.0% and gross margin increases of 0.5% driven by a reduction in year-over year costs associated with closing underperforming stores ($0.3 million in 2008 versus $10.0 million in 2007). The gross margin increase was partially offset by increased selling, general and administrative costs of $5.0 million as described within the caption Selling, General and Administrative Expenses above, as well as increased income taxes of 0.5% due to a $10.2 million increase in pretax income and an increased tax rate resulting from less tax credits being available in 2008 when compared to 2007.

Liquidity and Capital Resources

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in information systems. FRED'S primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. The Company had

Management's Discussion and Analysis of Financial Condition and Results of Operations

working capital of $266.7 million, $255.5 million and $270.5 million at year-end 2009, 2008 and 2007, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, and the level of store openings and closings. Working capital at year-end 2009 increased by approximately $11.1 million from 2008. The increase was primarily due to increased cash and cash equivalents of $19.6 million due to improved cash management and a $7.7 million reduction in accrued expenses related to the settlement of two legal cases (see Item 3. Legal Proceedings in our 10-K filed April 16, 2009). The increase described above was offset by a year-over-year increase in account payable of $17.4 million, a result of our focus on improving our terms with vendors. In 2010, the Company intends to open approximately 20 - 25 stores and pharmacies and close an estimated 10 stores and 5 pharmacies.

During 2005, 2006, 2007 and 2009, we incurred losses caused by fire, tornado and flood damage, which consisted primarily of losses of inventory and fixed assets. We reached settlements on some of our insurance claims related to inventory and fixed assets in 2006, 2007 and 2008. Insurance proceeds related to fixed assets are included in cash flows from investing activities and proceeds related to inventory losses and business interruption are included in cash flows from operating activities.

Net cash flow provided by operating activities totaled $64.2 million in 2009, $78.3 million in 2008 and $19.3 million in 2007.

In fiscal 2009, inventory, net of the LIFO reserve, decreased by approximately $7.5 million due to higher inventory turn rates in our stores, the average of which has increased to 4.1 in fiscal 2009 from 3.8 in fiscal 2008. Accounts receivable increased by approximately $1.6 million due primarily to an increase in vendor related allowances. Accounts payable and accrued expenses increased by approximately $11.4 million primarily as a result of the focus on improving our terms with our vendors. Income taxes payable decreased by $8.0 million while deferred income tax expense increased by $5.9 million. Other non-current liabilities decreased by $3.4 million due to a reduction in the Company FASB ASC 740 reserves.

In fiscal 2008, inventory, net of the LIFO reserve, decreased by approximately $18.5 million due to the store and pharmacy closing throughout the year, as well as reductions in discretionary product classes where sales decreased in 2008. Accounts receivable decreased by approximately $5.4 million due primarily to a decrease of an income tax receivable that was created in the prior year. Accrued expenses increased by approximately $5.5 million primarily as a result of the $6.6 million legal accrual related to the settlement of the Ziegler and Atchinson cases in the fourth quarter of 2008. Other non-current liabilities increased by $8.7 million due to an increase in the Company FASB ASC 740 reserves.

In fiscal 2007, inventory, net of the LIFO reserve, increased by approximately $25.3 million due to improving in-stock positions in the basic and consumable product categories as well as slower sales than projected during the 2007 Holiday season. This increase was offset by a $10.0 million non-cash reduction in inventory resulting from the below-cost inventory adjustment related to the planned store closures in the upcoming year. Accounts receivable increased by approximately $8.1 million due an increase in income tax receivable which reflects overpayment of estimated taxes due to lower than anticipated sales.

Capital expenditures in 2009 totaled $22.7 million compared to $17.0 million in 2008 and $31.4 million in 2007. The capital expenditures during 2009 consisted primarily of the store and pharmacy expansion program ($15.7 million), technology enhancements ($3.3 million), transportation and distribution center expenditures ($2.1 million) and other corporate expenditures ($1.6 million). Capital expenditures during 2008 consisted primarily of the store and pharmacy expansion program ($13.7 million), technology and other corporate expenditures ($2.2 million) and improvements at our two distribution centers ($1.1 million). The capital expenditures during 2007 consisted primarily of the store and pharmacy expansion program ($15.3 million), acquisition of previously leased land and buildings ($11.7 million), expenditures related to the Store Refresher Program ($7.5 million) and technology and other corporate expenditures ($4.2 million). Also during fiscal 2007, the Company assumed debt of $6.1 million and issued $1.2 million in common stock for the acquisition of store real estate. Cash used for investing activities also includes $10.7 million in 2009, $5.7 million in 2008 and $1.7 million in 2007 for the acquisition of prescription lists and other pharmacy related items and $0.6 million in 2008 and $1.1 million in 2007 from insurance proceeds related to fixed assets reimbursements.

In 2010, the Company is planning capital expenditures totaling approximately $26.6 million. Expenditures are planned totaling $19.3 million for new and existing stores and pharmacies. Planned expenditures also include approximately $4.3 million for technology upgrades and approximately $2.4 million for distribution center equipment and other capital maintenance. Technology upgrades in 2010 will be made in the areas of business intelligence software and POS systems and equipment for the stores. In addition, the Company plans expenditures of approximately $10.0 million in 2010 for the acquisition of prescription lists and other pharmacy related items.

Cash and cash equivalents were $54.7 million at the end of 2009 compared to $35.1 million at the end of 2008 and $10.3 million at the end of 2007. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. In fiscal 2009, the Company repurchased 742,663 shares for $7.2 million. There were no share repurchases in fiscal 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On September 16, 2008, the Company and Regions Bank entered into a Ninth Loan Modification of the Revolving Loan and Credit Agreement which decreased the credit line from $75 million to $60 million and extended the term until July 31, 2011. All other terms, conditions and covenants remained in place after the amendment, with only a slight modification to one of the financial covenants required by the Agreement. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $300.6 million at January 31, 2009) and net income levels. Borrowings and the unused fees under the agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently the Company is at 125 basis points over LIBOR for borrowings and 25 basis points over LIBOR for the unused fee. There were no borrowings outstanding under the Agreement at January 31, 2009 and $30.6 million outstanding at February 2, 2008. The weighted-average interest rate on borrowings under the Agreement was 3.67% and 5.76% at January 31, 2009 and February 2, 2008, respectively.

On October 30, 2007, the Company and Regions Bank entered into an Eighth Modification Agreement of the Revolving Loan and Credit Agreement ("Agreement") to provide an increase in the credit line from $50 million to $75 million and to extend the term until July 31, 2009. All other terms, conditions and covenants remained in place after the amendment. Borrowings under the Agreement bore interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company was required to maintain specified shareholders' equity (which was $292.3 million at February 2, 2008) and net income levels. The Company was required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $30.6 million and $2.2 million of borrowings outstanding under the Agreement at February 2, 2008 and February 3, 2007, respectively. The increase in debt was due to an increase in inventory to improve in-stock positions and capital expenditures to acquire the land and building occupied by thirteen FRED'S stores that we had previously leased. The weighted average interest rate on borrowings under Agreement was 5.76% and 5.93% at February 2, 2008 and February 3, 2007, respectively.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements.

Effects of Inflation and Changing Prices. The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2009, 2008 and 2007.

Contractual Obligations and Commercial Commitments

As discussed in Note 5 to the Consolidated Financial Statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay contingent rent based upon a percentage of sales, taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases.

The following table summarizes the Company's significant contractual obligations as of January 30, 2010, which excludes the effect of imputed interest:

(Dollars in thousands)	2010	2011	2012	2013	2014	Thereafter	Total
Operating leases [1]	$ 45,274	$ 40,440	$ 33,851	$ 23,558	$ 15,148	$ 26,724	$ 184,995
Inventory purchase obligations [2]	154,241						154,241
Equipment leases [3]	1,808	1,438	457	58	6		3,767
Mortgage loans on land & buildings and other [4]	718	161	170	1,109	525	2,214	4,897
Postretirement benefits [5]	29	33	36	40	46	271	455
Total contractual obligations	$ 202,070	$ 42,072	$ 34,514	$ 24,765	$ 15,725	$ 29,209	$ 348,355

[1] Operating leases are described in Note 5 to the Consolidated Financial Statements.
[2] Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of January 30, 2010.
[3] Equipment leases represent the cooler program and other equipment operating leases.
[4] Mortgage loans for purchased land and buildings and other debt.
[5] Postretirement benefits are described in Note 9 to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company had commitments approximating $8.8 million at January 30, 2010 and $9.7 million at January 31, 2009 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $11.1 million at January 30, 2010 and $12.0 million at January 31, 2009 utilized as collateral for its risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

Related Party Transactions

During the year ended February 2, 2008, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, Chairman of the Board of Directors, purchased the land and buildings occupied by thirteen FRED'S stores. The stores were purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. Prior to the purchase by Atlantic Retail Investors, LLC the Company was offered the right to purchase the same stores and declined the offer. The terms and conditions regarding the leases on these locations are consistent in all material respects with other stores leases of the Company. The total rental payments related to these leases was $1.3 million for the year ended January 30, 2010. Total future commitments under related party leases are $9.7 million.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162" ("FASB ASC 105"). FASB ASC 105 modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification", is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. FASB ASC 105 became effective for the third quarter of fiscal year 2009. All other accounting standards references have been updated in this report with ASC references.

In May 2009, the FASB issued FASB ASC 855, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 requires issuers to reflect in their financial statements and disclosures the effects of subsequent events that provide additional evidence about conditions at the balance sheet date. Disclosures should include the nature of the event and either an estimate of its financial effect or a statement that an estimate cannot be made. This standard also requires issuers to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. The Company adopted FASB ASC 855 as of the interim period ended August 1, 2009. As the requirements under FASB ASC 855 are consistent with its current practice, the implementation of this standard did not have an impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FASB ASC 715, "Compensation-Retirement Benefits", which is effective for fiscal years ending after December 15, 2009. FASB ASC 715 provides additional guidance on required disclosures about postretirement benefit plan assets of a defined benefit pension or other postretirement benefit plan. The Company adopted FASB ASC 715 as of the year ending January 30, 2010 and concluded the implementation of this standard did not have an impact on the Company's consolidated financial statements or disclosures.

In June 2008, the FASB issued FASB ASC 260, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in FASB ASC 260, "Earnings Per Share". This FASB ASC is effective for fiscal periods beginning after December 15, 2008. The Company adopted FASB ASC 260 in the quarter ended May 2, 2009 and determined that it had no significant impact on its results of operations or financial position.

In September 2006, the FASB issued FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FASB ASC 820 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FASB ASC 820, fair value measurements are required to be disclosed by level within that hierarchy. FASB ASC 820 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, FASB ASC 820-10-65-1, issued in February 2008, delays the effective date of FASB ASC 820 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or

Management's Discussion and Analysis of Financial Condition and Results of Operations

disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted FASB ASC 820 effective February 3, 2008, and its adoption did not have a material effect on its results of operations or financial position. The Company has also evaluated FASB ASC 820-10-65-1 and determined that it will have no impact on its results of operations or financial position. In October 2008, the FASB issued ASC 820-10-65-2, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". FASB ASC 820-10-65-2 clarifies the application of FASB ASC 820 when the market for a financial asset is inactive. The guidance in FASB ASC 820-10-65-2 is effective immediately and has no effect on our financial statements. In April 2009, the FASB issued ASC 820-10-65-4, "Determining Fair Value When the Level and Volume of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly" which further clarifies the principles established by FASB ASC 820. The guidance is effective for the periods ending after June 15, 2009 with early adoption permitted for the periods ending after March 15, 2009. The Company has evaluated FASB ASC 820-10-65-4 and determined that it had no impact on its results of operations or financial position.

Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)	For the Years Ended January 30, 2010	January 31, 2009	February 2, 2008
Net sales	**$ 1,788,136**	$ 1,798,840	$ 1,780,923
Cost of goods sold	**1,288,899**	1,295,822	1,290,680
Gross profit	**499,237**	503,018	490,243
Depreciation and amortization	**26,387**	26,425	28,614
Selling, general and administrative expenses	**434,356**	450,275	445,172
Operating income	**38,494**	26,318	16,457
Interest income	**(189)**	(308)	(567)
Interest expense	**482**	716	1,360
Income before income taxes	**38,201**	25,910	15,664
Provision for income taxes	**14,586**	9,268	4,946
Net income	**$ 23,615**	$ 16,642	$ 10,718
Net income per share			
Basic	**$ 0.59**	$ 0.42	$ 0.27
Diluted	**$ 0.59**	$ 0.42	$ 0.27
Weighted average shares outstanding			
Basic	**39,822**	39,282	39,771
Effect of dilutive stock options	**67**	569	111
Diluted	**39,889**	39,851	39,882
Comprehensive income:			
Net income	**$ 23,615**	$ 16,642	$10,718
Other comprehensive income (expense), net of tax postretirement plan adjustment	**(159)**	23	(43)
Comprehensive income	**$ 23,456**	$ 16,665	$ 10,675

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except for number of shares)		**January 30, 2010**		January 31, 2009
ASSETS				
Current assets:				
Cash and cash equivalents	**$**	**54,742**	$	35,128
Receivables, less allowance for doubtful accounts of $764 and $885, respectively		**28,893**		28,857
Inventories		**294,024**		301,537
Other non-trade receivables		**25,193**		15,782
Prepaid expenses and other current assets		**10,945**		11,912
Total current assets		**413,797**		393,216
Property and equipment, at depreciated cost		**137,569**		138,036
Equipment under capital leases, less accumulated amortization of $4,967 and $4,928, respectively		**–**		39
Intangibles		**16,035**		9,042
Other noncurrent assets, net		**4,040**		4,442
Total assets	**$**	**571,441**	$	544,775
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	**$**	**87,393**	$	69,955
Current portion of indebtedness		**718**		243
Accrued expenses and other		**39,621**		46,659
Deferred income taxes		**19,373**		13,061
Other current liabilities		**–**		7,749
Total current liabilities		**147,105**		137,667
Long-term portion of indebtedness		**4,179**		4,866
Deferred income taxes		**2,009**		1,328
Other noncurrent liabilities		**17,209**		13,833
Total liabilities		**170,502**		157,694
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding		**–**		–
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding		**–**		–
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 39,363,462 and 40,028,484 shares issued and outstanding, respectively		**131,685**		136,877
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding		**–**		–
Retained earnings		**268,350**		249,141
Accumulated other comprehensive income		**904**		1,063
Total shareholders' equity		**400,939**		387,081
Total liabilities and shareholders' equity	**$**	**571,441**	$	544,775

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In thousands, except share and per share amounts)	Common Stock Shares	Common Stock Amount	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Total
Balance, February 3, 2007	40,068,953	$ 135,803	$ 232,382	$ –	$ 1,083	$ 369,268
Adjustment to initially apply FASB ASC 740 as of February 4, 2007			(4,212)			(4,212)
Cash dividends paid ($.08 per share)			(3,204)			(3,204)
Restricted stock grants, cancellations and withholdings, net	64,036	(43)				(43)
Issuance of shares under employee stock purchase plan	71,294	667				667
Repurchased and cancelled shares	(426,500)	(4,371)				(4,371)
Stock-based compensation		2,116				2,116
Issuance of shares for real estate purchase	103,053	1,173				1,173
Income tax benefit on exercise of stock options		(10)				(10)
Adjustment for postretirement benefits (net of tax)					(43)	(43)
Net income			10,718			10,718
Balance, February 2, 2008	39,880,836	135,335	235,684	–	1,040	372,059
Cash dividends paid ($.08 per share)			(3,196)			(3,196)
Restricted stock grants, cancellations and withholdings, net	73,364	(35)				(35)
Issuance of shares under employee stock purchase plan	73,084	584				584
Stock-based compensation		990				990
Exercises of stock options	1,200	17				17
Income tax benefit on exercise of stock options		(14)				(14)
Adjustment for postretirement benefits (net of tax)			11		23	34
Net income			16,642			16,642
Balance, January 31, 2009	40,028,484	136,877	249,141	–	1,063	387,081
Cash dividends paid ($.11per share)			**(4,406)**			**(4,406)**
Restricted stock grants, cancellations and withholdings, net	**16,691**	**(142)**				**(142)**
Issuance of shares under employee stock purchase plan	**60,350**	**542**				**542**
Repurchased and cancelled shares	**(742,663)**	**(7,152)**				**(7,152)**
Stock-based compensation		**1,595**				**1,595**
Exercises of stock options	**600**	**8**				**8**
Income tax benefit on exercise of stock options		**(43)**				**(43)**
Adjustment for postretirement benefits (net of tax)					**(159)**	**(159)**
Net income			**23,615**			**23,615**
Balance, January 30, 2010	**39,363,462**	**$ 131,685**	**$ 268,350**	**$ –**	**$ 904**	**$ 400,939**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands, except per share data)	For the Years Ended January 30, 2010	January 31, 2009	February 2, 2008
Cash flows from operating activities:			
Net income	$ **23,615**	$ 16,642	$ 10,718
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**26,387**	26,425	28,614
Net (gain) loss on asset disposition	**356**	(831)	(335)
Provision for store closures and asset impairment	–	419	14,559
Stock-based compensation	**1,595**	990	2,116
(Recovery) provision for uncollectible receivables	**636**	486	255
LIFO reserve increase	**2,411**	3,700	1,657
Deferred income tax expense (benefit)	**5,932**	(4,080)	(6,604)
Income tax benefit (charge) upon exercise of stock options	**43**	14	10
Provision for postretirement medical	**(74)**	34	(43)
(Increase) decrease in operating assets:			
Trade receivables	**(2,569)**	4,925	(8,162)
Insurance receivables	**(780)**	902	1,537
Inventories	**5,101**	14,751	(26,981)
Other assets	**1,369**	(169)	432
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**11,593**	5,537	3,377
Income taxes payable	**(7,925)**	1,178	(3,508)
Other noncurrent liabilities	**(3,441)**	7,362	1,699
Net cash provided by operating activities	**64,249**	78,285	19,341
Cash flows from investing activities:			
Capital expenditures	**(22,692)**	(16,727)	(31,289)
Proceeds from asset dispositions	**125**	2,182	463
Insurance recoveries for replacement assets	–	556	1,094
Asset acquisition, net (primarily intangibles)	**(10,663)**	(5,686)	(1,663)
Net cash used in investing activities	**(33,230)**	(19,675)	(31,395)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	**(212)**	(469)	(1,656)
Proceeds from revolving line of credit	–	205,996	344,755
Payments on revolving line of credit	–	(236,631)	(316,293)
Excess tax benefits (charges) from stock-based compensation	**(43)**	(14)	(10)
Proceeds from exercise of stock options and employee stock purchase plan	**408**	566	624
Repurchase of shares	**(7,152)**	–	(4,371)
Cash dividends paid	**(4,406)**	(3,196)	(3,204)
Net cash provided by (used in) financing activities	**(11,405)**	(33,748)	19,845
Increase in cash and cash equivalents	**19,614**	24,862	7,791
Cash and cash equivalents:			
Beginning of year	**35,128**	10,266	2,475
End of year	$ **54,742**	$ 35,128	$ 10,266
Supplemental disclosures of cash flow information:			
Interest paid	$ **293**	$ 408	$ 1,269
Income taxes paid	$ **22,999**	$ 2,559	$ 18,200
Non-cash investing and financial activities:			
Assets acquired through term loan	$ –	$ 274	$ 6,065
Common stock issued for purchase of capital assets	$ –	$ –	$ 1,173

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Description Of Business And Summary Of Significant Accounting Policies

Description of business. The primary business of FRED'S, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 24 franchisees. As of January 30, 2010, the Company had 645 retail stores and 307 pharmacies located in 15 states mainly in the Southeastern United States.

Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated. Amounts are in thousands unless otherwise noted.

Fiscal year. The Company utilizes a 52 — 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2009, 2008 and 2007, as used herein, refer to the years ended January 30, 2010, January 31, 2009 and February 2, 2008, respectively. The fiscal years 2009, 2008 and 2007 each had 52 weeks.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash and cash equivalents.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance for doubtful accounts on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs. In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink) is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk that this estimate in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store-specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink

Notes to Consolidated Financial Statements

calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $30.2 million and $30.8 million at January 30, 2010 and January 31, 2009, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $21.5 million at January 30, 2010 and $19.1 million at January 31, 2009. The LIFO reserve increased by approximately $2.4 million during 2009, $3.7 million during 2008 and $1.6 million during 2007.

The Company has historically included an estimate of inbound freight and certain general and administrative costs in merchandise inventory as prescribed by GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as merchandise planning and buying, warehousing, accounting, information technology and human resources, as well as inbound freight. The total amount of procurement and storage costs and inbound freight included in merchandise inventory at January 30, 2010 is $17.4 million, with the corresponding amount of $19.0 million at January 31, 2009.

The Company recorded a year end below-cost inventory adjustment of approximately $10.0 million in cost of goods sold in the consolidated statements of income for the year ended February 2, 2008 to value inventory at the lower of cost or market in the stores impacted by the Company's plan to close approximately 75 stores in fiscal 2008. During the year ended January 31, 2009, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores that closed in the third quarter and utilized the entire $10.3 million. No below-cost inventory adjustment was recorded during the year ended January 30, 2010 (see Note 11 Exit and Disposal Activity).

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 31.5 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 6 years
Airplane	9 years

Assets under capital lease are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period.

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable in accordance with FASB ASC 840 "Leases". The amount expensed but not paid was $1.1 million at both January 30, 2010 and January 31, 2009, and is included in "Accrued expenses and other" in the consolidated balance sheet (See Note 2).

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition or demolition of walls, separation of plumbing, utilities, electrical work, entrances (front and back) and other work as required. Leasehold improvements are

Notes to Consolidated Financial Statements

recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term.

Based upon an overall analysis of store performance and expected trends, we periodically evaluate the need to close underperforming stores. When we determine that an underperforming store should be closed and a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with FASB ASC 420, "Exit or Disposal Cost Obligations." Liabilities are computed based at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420. The assumptions in calculating the liability include the timeframe expected to terminate the lease agreement, estimates related to the sublease of potential closed locations, and estimation of other related exit costs. If the actual timing and the potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. We periodically review the liability for closed stores and make adjustments when necessary.

Impairment of Long-lived assets. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with FASB ASC 360, "Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open at least 3 years or remodeled for more than two years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

In the fourth quarter of 2007, the Company recorded approximately $4.6 million in selling, general and administrative expense in the consolidated statements of income to reflect impairment charges for furniture and fixtures and leasehold improvements relating to planned fiscal 2008 store closures. During 2008, the Company recorded an additional charge of $0.1 million associated with stores closures that occurred in the third quarter. Impairment of $0.2 million for the planned store closures was recorded in fiscal 2009.

Vendor rebates and allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. FASB ASC 605-50 "Customer Payments and Incentives" addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. Such consideration received from vendors is reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, advertising, depreciation and amortization and occupancy costs in selling, general and administrative expenses.

Advertising. In accordance with FASB ASC 720-35 "Advertising Costs", the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2009, 2008 and 2007, were $24.0 million, $24.1 million and $27.6 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.6 million, $2.3 million and $1.5 million for 2009, 2008 and 2007, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting allowances.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, rent, preopening advertising, store supplies and other expendable items.

Revenue Recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of January 30, 2010. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

Notes to Consolidated Financial Statements

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the FRED'S name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2009, 2008 and 2007 was $2.1 million, $2.1 million and $2.0 million, respectively.

Other intangible assets. Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. Intangibles, net of accumulated amortization, totaled $15.9 million at January 30, 2010, and $9.0 million at January 31, 2009. Accumulated amortization at January 30, 2010 and January 31, 2009 totaled $19.3 million and $15.6 million, respectively. Amortization expense for 2009, 2008 and 2007, was $3.7 million, $2.6 million and $2.4 million, respectively. Estimated amortization expense in millions for each of the next 5 years is as follows: 2010 - $4.2, 2011 - $3.6, 2012 - $3.2, 2013 - $2.7 and 2014 - $1.2.

Financial instruments. At January 30, 2010, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 to $500,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $9.0 million and $8.6 million on January 30, 2010 and January 31, 2009, respectively. Changes in the reserve during fiscal 2009 were attributable to additional reserve requirements of $44.6 million netted with reserve utilization of $44.2 million.

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of FASB ASC 718, "Compensation – Stock Compensation", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB ASC 718, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718. Results for prior periods have not been restated.

Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FASB ASC 718 for calculating the income tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of FASB ASC 718.

FASB ASC 718 also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The impact of adopting FASB ASC 718 on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Stock-based compensation expense, post adoption of FASB ASC 718, is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Income taxes. The Company reports income taxes in accordance with FASB ASC 740, "Income Taxes." Under FASB ASC 740, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 4 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FASB ASC 740"), Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109. Effective February 4, 2007, we adopted FASB ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in the Company's financial statements in accordance with FASB ASC 740 by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FASB ASC

Notes to Consolidated Financial Statements

740 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date (see Note 4 – Income Taxes).

Business segments. The Company operates in a single reportable operating segment.

Comprehensive income. Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's accumulated other comprehensive income includes the effect of adopting SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)("SFAS No. 158") codified in FASB ASC 715 "Compensation – Retirement Benefits". See Note 9, Commitments and Contingencies, in the Notes to Consolidated Financial Statements for further discussion.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2009 presentation.

Recent Accounting Pronouncements. In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162" ("FASB ASC 105"). FASB ASC 105 modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification", is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. FASB ASC 105 became effective for the third quarter of fiscal year 2009. All other accounting standards references have been updated in this report with ASC references.

In May 2009, the FASB issued FASB ASC 855, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 requires issuers to reflect in their financial statements and disclosures the effects of subsequent events that provide additional evidence about conditions at the balance sheet date. Disclosures should include the nature of the event and either an estimate of its financial effect or a statement that an estimate cannot be made. This standard also requires issuers to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. The Company adopted FASB ASC 855 as of the interim period ended August 1, 2009. As the requirements under FASB ASC 855 are consistent with its current practice, the implementation of this standard did not have an impact on the Company's consolidated financial statements.

In June 2008, the FASB issued FASB ASC 260, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in FASB ASC 260, "Earnings Per Share". This FASB ASC is effective for fiscal periods beginning after December 15, 2008. The Company adopted FASB ASC 260 in the quarter ended May 2, 2009 and determined that it had no significant impact on its results of operations or financial position.

In September 2006, the FASB issued FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FASB ASC 820 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FASB ASC 820, fair value measurements are required to be disclosed by level within that hierarchy. FASB ASC 820 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, FASB ASC 820-10-65-1, issued in February 2008, delays the effective date of FASB ASC 820 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted FASB ASC 820 effective February 3, 2008, and its adoption did not have a material effect on its results of operations or financial position. The Company has also evaluated FASB ASC 820-10-65-1 and determined that it had no impact on its results of operations or financial position. In October 2008, the FASB issued ASC 820-10-65-2, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". FASB ASC 820-10-65-2 clarifies the application of FASB ASC 820 when the market for a financial asset is inactive. The guidance in FASB ASC 820-10-65-2 is effective immediately and has no effect on our financial statements. In April 2009, the FASB issued ASC 820-10-65-4, "Determining Fair Value When the Level and Volume of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly" which further clarifies the principles established by FASB ASC 820. The guidance is effective for the periods ending after June 15, 2009 with early adoption permitted for the periods ending after March 15, 2009. The Company has evaluated FASB ASC 820-10-65-4 and determined that it had no impact on its results of operations or financial position.

Notes to Consolidated Financial Statements

Note 2 – Detail of Certain Balance Sheet Accounts

(In thousands)	**2009**	2008
Property and equipment, at cost:		
Buildings and building improvements	**$ 95,844**	$ 91,826
Leasehold improvements	**55,078**	49,775
Automobiles and vehicles	**5,273**	5,223
Airplane	**4,697**	4,697
Furniture, fixtures and equipment	**240,883**	230,272
	401,775	381,793
Less: Accumulated depreciation and amortization	**(271,185)**	(251,002)
	130,590	130,791
Construction in progress	**446**	912
Land	**6,533**	6,333
Total Property and equipment, at depreciated cost	**$ 137,569**	$ 138,036

Depreciation expense totaled $22.7 million, $23.9 million and $26.2 million for 2009, 2008 and 2007, respectively.

(In thousands)	**2009**	2008
Other non-trade receivables:		
Vendor receivables	**$ 14,814**	$ 12,381
Income tax receivable	**6,762**	220
Franchise stores receivable	**1,334**	1,026
Insurance claims receivable	**892**	112
Landlord receivables	**–**	109
Other	**1,391**	1,934
Total non trade receivable	**$ 25,193**	$ 15,782

(In thousands)	**2009**	2008
Prepaid expenses and other current assets:		
Prepaid rent	**$ 4,059**	$ 4,045
Supplies	**3,904**	5,002
Prepaid insurance	**1,447**	1,351
Prepaid advertising	**590**	434
Other	**945**	1,080
Total prepaid expenses and other current assets	**$ 10,945**	$ 11,912

(In thousands)	**2009**	2008
Accrued expenses and other:		
Payroll and benefits	**$ 10,454**	$ 9,738
Insurance reserves	**8,994**	8,633
Sales and use tax	**5,627**	5,090
Deferred / contingent rent	**2,507**	3,150
Legal settlement and related fees	**1,521**	6,600
Lease liability	**1,421**	4,341
Other	**9,097**	9,107
Total accrued expenses and other	**$ 39,621**	$ 46,659

Notes to Consolidated Financial Statements

(In thousands)		**2009**		2008
Other current liabilities:				
Unrecognized tax benefit related to IRS exam (see Note 4 - Income Taxes)	**$**	**–**	$	7,749

(In thousands)		**2009**		2008
Other noncurrent liabilities:				
ASC 740 liability	**$**	**9,193**	$	8,760
Deferred income (see Note 1 - Vendor Rebates and Allowances)		**7,474**		4,677
Other		**542**		396
	$	**17,209**	$	13,833

Note 3 – Indebtedness

On September 16, 2008, the Company and Regions Bank entered into a Ninth Loan Modification of the Revolving Loan and Credit Agreement which decreased the credit line from $75 million to $60 million and extended the term until July 31, 2011. All other terms, conditions and covenants remained in place after the amendment, with only a slight modification to one of the financial covenants required by the Agreement. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $312.4 million at January 30, 2010) and net income levels. Borrowings and the unused fees under the agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently the Company is at 125 basis points over LIBOR for borrowings and 25 basis points over LIBOR for the unused fee. There were no borrowings outstanding under the Agreement at January 30, 2010 and January 31, 2009.

During the second and third quarter of fiscal 2007, the Company acquired the land and buildings, occupied by 7 FRED'S stores which we had previously leased. In consideration for the 7 properties, the Company assumed debt that has fixed interest rates from 6.31% to 7.40%. The debt is collateralized by the land and building. The table below shows the long term debt related to these properties due for the next five years as of January 30, 2010:

(Dollars in thousands)	2010	2011	2012	2013	2014	Thereafter	Total
Mortgage loans on land & buildings	$ 718	$ 161	$ 170	$ 1,109	$ 525	$ 2,214	$ 4,897

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected on the consolidated balance sheet.

Note 4 – Income Taxes

The provision for income taxes consists of the following:

(Dollars in thousands)		**2009**		2008		2007
Current						
Federal	**$**	**7,782**	$	12,677	$	10,886
State		**872**		671		664
		8,654		13,348		11,550
Deferred						
Federal		**4,985**		(3,478)		(5,354)
State		**947**		(602)		(1,250)
		5,932		(4,080)		(6,604)
	$	**14,586**	$	9,268	$	4,946

Notes to Consolidated Financial Statements

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	2009	2008
Deferred income tax assets:		
Accrual for incentive compensation	$ –	$ 614
Allowance for doubtful accounts	392	479
Insurance accruals	2,365	2,411
Other accruals	496	133
Net operating loss carryforwards	5,778	5,033
Postretirement benefits other than pensions	279	238
Reserve for below cost inventory adjustment	–	110
Legal reserve	–	2,581
Deferred revenue	994	730
Federal benefit on state reserves	2,985	4,064
Amortization of intangibles	5,608	4,969
Total deferred income tax assets	18,897	21,362
Less: Valuation allowance	2,123	1,609
Deferred income tax assets, net of valuation allowance	16,774	19,753
Deferred income tax liabilities:		
Property, plant and equipment	(15,056)	(14,446)
Inventory valuation	(21,664)	(18,888)
Prepaid expenses	(1,436)	(808)
Total deferred income tax liabilities	(38,156)	(34,142)
Net deferred income tax liabilities	$ (21,382)	$ (14,389)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $135.7 million for state income tax purposes and expire at various times during the period 2010 through 2029.

During 2009, the valuation allowance increased $.5 million, and during 2008, the valuation allowance decreased $.1 million. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred income tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2009	2008	2007
Income tax provision at statutory rate	35.0%	35.0%	35.0%
Tax credits, principally jobs	(3.6)	(3.8)	(9.9)
State income taxes, net of federal benefit	1.9	1.3	(0.7)
Permanent differences	1.2	0.2	2.2
Uncertain tax provisions	3.1	3.4	5.1
Change in valuation allowance	1.4	(0.3)	(0.1)
Other	(0.8)	–	–
Effective income tax rate	38.2%	35.8%	31.6%

Notes to Consolidated Financial Statements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109 which is codified in FASB ASC 740, "Income Taxes". We adopted FASB ASC 740 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FASB ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FASB ASC 740 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the adoption of FASB ASC 740, we recognized a cumulative effect adjustment of a $4.2 million decrease to beginning retained earnings and a reclassification of certain amounts between deferred income tax liabilities ($2.3 million decrease) and other non-current liabilities ($6.5 million increase, including $1.0 million of interest and penalties) to conform to the balance sheet presentation requirements of FASB ASC 740. The Company increased the gross reserve for uncertain tax positions from $6.5 million to $7.3 million, a change of $0.8 million to disclose the gross liability rather than reflect the liability net of federal income tax benefit.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

(In millions)	**2009**	2008	2007
Beginning balance	**$ 16.5**	$ 8.4	$ 7.3
Additions for tax position during the current year	**1.0**	1.1	1.5
Additions for tax positions of prior years	**1.0**	7.7	0.4
Reductions for tax positions of prior years from lapse of statue	**(0.7)**	(0.7)	(0.8)
Reductions for settlements of prior year tax positions	**(8.6)**	–	–
Ending balance	**$ 9.2**	$ 16.5	$ 8.4

As of January 31, 2009, our liability for unrecognized tax benefits totaled $16.5 million, of which $0.6 million and $0.1 million were recognized as income tax benefit during the quarterly periods ending October 31, 2009 and January 31, 2010, respectively, as a result of a lapse in applicable statute of limitations. We had additions of $2.0 million during fiscal 2009, $1.0 million of which resulted from state tax positions during the current year and $1.0 million resulted from the Internal Revenue Service finalizing an exam of the Company during 2009 covering fiscal years 2004 through 2007. The Company recorded a reduction to unrecognized tax benefits for settlement of the IRS exam which included tax and interest in the amount of $8.6 million. The adjustments resulted from the IRS exam related primarily to timing differences. As of January 30, 2010, our liability for unrecognized tax benefits totaled $9.2 million and is recorded in our consolidated balance sheet within "Other noncurrent liabilities," all of which, if recognized, would affect our effective tax rate. The Company is under examination by state jurisdictions which are expected to be completed within the next 12 months.

FASB ASC 740 further requires that interest and penalties required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FASB ASC 740 in the financial statements as a component of income tax expense. As of January 30, 2010, accrued interest and penalties related to our unrecognized tax benefits totaled $1.4 million and $0.3 million, respectively. As of January 31, 2009, accrued interest and penalties related to our unrecognized tax benefits totaled $2.4 million and $0.4 million, respectively. Both accrued interest and penalties are recorded in the consolidated balance sheet within "Other non-current liabilities."

The Company files numerous consolidated and separate company income tax returns in the U.S. federal jurisdiction and in many U.S. state jurisdictions. With few exceptions, we are subject to U.S. federal, state, and local income tax examinations by tax authorities for years 2006-2008. However, tax authorities have the ability to review years prior to these to the extent we utilized tax attributes carried forward from those prior years.

Notes to Consolidated Financial Statements

Note 5 – Long-Term Leases

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through 2029. None of our operating leases contain residual value guarantees. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment and transportation equipment under noncancelable operating leases and certain transportation equipment under capital leases. There were no capital lease payments remaining as of January 30, 2010. Total rent expense under operating leases was $53.2 million, $54.1 million and $54.5 million, for 2009, 2008 and 2007, respectively. Total contingent rentals included in operating leases above was $1.1 million for 2009, 2008 and 2007.

Future minimum rental payments under all operating leases as of January 30, 2010 are as follows:

(In thousands)	Operating Leases
2010	$ 45,273
2011	40,440
2012	33,851
2013	23,558
2014	15,148
Thereafter	26,724
Total minimum lease payments	$ 184,994

The gross amount of property and equipment under capital leases was $5.0 million at January 30, 2010 and January 31, 2009. Accumulated depreciation on property and equipment under capital leases was $5.0 million and $4.9 million at January 30, 2010 and January 31, 2009, respectively. Depreciation expense on assets under capital lease for 2009, 2008 and 2007, was $39 thousand, $92 thousand and $258 thousand, respectively.

Related Party Transactions. During the year ended February 2, 2008, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, Chairman of the Board of Directors, purchased the land and buildings occupied by thirteen FRED'S stores. The stores were purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. Prior to the purchase by Atlantic Retail Investors, LLC the Company was offered the right to purchase the same stores and declined the offer. The terms and conditions regarding the leases on these locations are consistent in all material respects with other store leases of the Company. The total rental payments related to these leases were $1.3 million and $1.4 million for the years ended January 30, 2010 and January 31, 2009, respectively. Total future commitments under related party leases are $9.7 million.

Note 6 – Shareholders' Equity

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights become dilutive at the time of exercise. The Shareholders Rights Plan was renewed in October 2008 and if unexercised, the Rights will expire in October 2018.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. As of February 2, 2008, the Company had 198,813 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement. On December 31, 2008, the Registration Statement expired and the Company has not elected to renew the statement.

Notes to Consolidated Financial Statements

Purchases of Equity Securities by the Issuer and Affiliated Purchasers. On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. The following table sets forth the amounts of our common stock purchased by the Company during the fiscal year ended January 30, 2010 (amounts in thousands, except price data). The repurchased shares have been cancelled and returned to authorized but un-issued shares.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
February 3, 2008 - January 31, 2009	–	$ –	–	3,573.5
February 1, 2009 - January 31, 2010	742.7	$ 9.61	742.7	2,830.8

Note 7 – Equity Incentive Plans

Incentive stock option plan. The Company has a long-term incentive plan, which was approved by FRED'S stockholders, under which an aggregate of 1,631,758 shares as of January 30, 2010 (2,023,079 shares as of January 31, 2009) are available to be granted. These options expire five years to seven and one-half years from the date of grant. Options outstanding at January 30, 2010 expire in fiscal 2010 through fiscal 2016.

The Company grants stock options to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of FRED'S common stock at a price fixed by the Committee. Stock options granted have an exercise price equal to the market price of FRED'S common stock on the date of grant. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of FRED'S common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to seven and one-half years from the date of grant. Options granted under the plan generally become exercisable ratably over five years or ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The rest vest ratably over the requisite service period. Stock option expense is generally recognized using the graded vesting attribution method. The plan contains a non-compete provision and a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan (the "2004 Plan"), which was approved by FRED'S stockholders, permits eligible employees to purchase shares of our common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. There were 60,350, 73,084 and 71,294 shares issued during fiscal years 2009, 2008 and 2007, respectively. There are 1,410,928 shares approved to be issued under the 2004 Plan and as of January 30, 2010 there were 1,090,513 shares available.

The following represents total stock based compensation expense (a component of selling, general and administrative expenses) recognized in the consolidated financial statements (in thousands):

(Dollars in thousands)	**2009**	2008	2007
Stock option expense	**$ 789**	$ 526	$ 1,312
Restricted stock expense	**573**	282	591
ESPP expense	**233**	182	213
Total stock-based compensation	**1,595**	990	2,116
Income tax benefit on stock-based compensation	**$ 364**	$ 228	$ 340

Notes to Consolidated Financial Statements

The Company uses the Modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

Stock Options	**2009**	2008	2007
Expected volatility	**42.5%**	40.1%	42.8%
Risk-free interest rate	**2.6%**	3.3%	4.1%
Expected option life (in years)	**5.84**	5.84	5.84
Expected dividend yield	**0.6%**	0.5%	0.4%
Weighted average fair value at grant date	**$ 4.66**	$ 4.53	$ 4.68
Employee Stock Purchase Plan			
Expected volatility	**73.2%**	36.8%	37.2%
Risk-free interest rate	**0.1%**	3.1%	4.7%
Expected option life (in years)	**0.63**	0.63	0.63
Expected dividend yield	**0.4%**	0.4%	0.4%
Weighted average fair value at grant date	**$ 3.85**	$ 2.48	$ 3.31

The following is a summary of the methodology applied to develop each assumption:

Expected Volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free Interest Rate — This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield — This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate — This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Notes to Consolidated Financial Statements

Stock Options. The following table summarizes stock option activity from February 3, 2007 through January 30, 2010:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at February 3, 2007	1,103,064	$ 16.74	4.2	$ 298
Granted	270,552	10.97		
Forfeited / Cancelled	(157,165)	17.19		
Exercised	–	–		
Outstanding at February 2, 2008	1,216,451	$ 15.40	4.6	$ –
Granted	37,500	10.97		
Forfeited / Cancelled	(114,640)	16.57		
Exercised	(1,200)	13.86		
Outstanding at January 31, 2009	1,138,111	$ 15.13	3.9	$ 11
Granted	404,891	11.26		
Forfeited / Cancelled	(281,072)	15.06		
Exercised	(600)	13.25		
Outstanding at January 30, 2010	**1,261,330**	**$ 13.91**	**3.1**	**$ 73**
Exercisable at January 30, 2010	**793,003**	**$ 15.57**	**1.9**	**$ 4**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the excess of FRED'S closing stock price on the last trading day of the fiscal year end and the exercise price of the option multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of FRED'S stock. As of January 30, 2010, total unrecognized stock-based compensation expense net of estimated forfeitures related to non-vested stock options was approximately $.88 million, which is expected to be recognized over a weighted average period of approximately 3.5 years.

Other information relative to option activity during 2009, 2008 and 2007 is as follows:

(Dollars in thousands)	**2009**	2008	2007
Total fair value of stock options vested	**$ 1,249**	$ 2,240	$ 1,008
Total pretax intrinsic value of stock options exercised	**$ –**	$ 1	$ –

The following table summarizes information about stock options outstanding at January 30, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 8.93 - $14.60	862,380	4.1	$ 11.86	403,813	$ 12.83
$14.68 - $18.40	304,880	0.8	$ 17.38	295,120	$ 17.43
$20.60 - $32.35	94,070	0.7	$ 21.47	94,070	$ 21.47
	1,261,330			793,003	

Notes to Consolidated Financial Statements

Restricted Stock. The Company's equity incentive plans also allow for granting of restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price if any. Restricted shares granted under the plan have various vesting types, which include cliff vesting and graded vesting with a requisite service period of three to ten years. Restricted stock has a maximum term of five to ten years from grant date. Compensation expense is recorded on a straight-line basis for shares that cliff vest and under the graded vesting attribution method for those that have graded vesting.

The following table summarizes restricted stock from February 3, 2007 through January 30, 2010:

	Options	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock at February 3, 2007	229,851	$ 15.03
Granted	81,176	10.47
Forfeited / Cancelled	(15,713)	13.48
Exercised	(9,679)	16.59
Non-vested Restricted Stock at February 2, 2008	285,635	$ 13.83
Granted	124,653	9.84
Forfeited / Cancelled	(45,876)	14.15
Exercised	(11,628)	13.31
Non-vested Restricted Stock at January 31, 2009	352,784	$ 12.39
Granted	**58,993**	**12.38**
Forfeited / Cancelled	**(29,909)**	**13.88**
Exercised	**(35,358)**	**14.90**
Non-vested Restricted Stock at January 30, 2010	**346,510**	**$ 12.01**

The aggregate pre-tax intrinsic value of restricted stock outstanding as of January 30, 2010 is $3.5 million with a weighted average remaining contractual life of 5.6 years. The unrecognized compensation expense net of estimated forfeitures, related to the outstanding restricted stock is approximately $2.3 million, which is expected to be recognized over a weighted average period of approximately 5.2 years. The total fair value of restricted stock awards that vested for the years ended January 30, 2010, January 31, 2009 and February 2, 2008 was $.5 million, $.2 million and $.2 million, respectively.

There were no significant modifications to the Company's share-based compensation plans during fiscal 2009.

Note 8 – Net Income Per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is a participating security and is therefore included in the computation of basic earnings per share.

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were 1,396,549, 1,138,111, and 1,216,451 such options outstanding at January 30, 2010, January 31, 2009 and February 2, 2008.

Note 9 – Commitments and Contingencies

Commitments. The Company had commitments approximating $8.8 million at January 30, 2010 and $9.7 million at January 31, 2009 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $11.1 million at January 30, 2010 and $12.0 million at January 31, 2009 utilized as collateral for its risk management programs.

Notes to Consolidated Financial Statements

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plans for the benefit of qualifying employees who have completed three months of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2009, 2008, and 2007, were $.4 million, $.3 million, and $.3 million, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 62 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with SFAS No. 158 codified in FASB ASC 715. In accordance with FASB ASC 715 the Company is required to display the net over-or–under funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in shareholders' equity.

During 2008, the Company changed its measurement date from November 30 to January 31. In accordance with FASB ASC 715, we used the "14-month method" to transition to the new measurement date and calculate the net periodic postretirement benefit cost for the year ended January 31, 2009. As part of the transition, an adjustment to retained earnings was recorded for the two month period December 2, 2008 through January 31, 2009.

The Company's change in benefit obligation based upon an actuarial valuation is as follows:

(In thousands)	**January 30, 2010**	January 31, 2009	February 2, 2008
Benefit obligation at beginning of year	**$ 396**	$ 539	$ 591
Service cost	**33**	25	33
Interest cost	**30**	24	30
Actuarial loss (gain)	**111**	(172)	(82)
Benefits paid	**(28)**	(28)	(33)
Adjustments due to adoption of FASB ASC 715 measurement date provisions	**–**	8	–
Benefit obligation at end of year	**$ 542**	$ 396	$ 539

The medical care cost trend used in determining this obligation is 8.0% at January 30, 2010, decreasing annually throughout the actuarial projection period. The below table illustrates a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

	For the Year Ended	
(In thousands)	**January 30, 2009**	January 31, 2009
Effect of health care trend rate		
1% increase effect of accumulated benefit obligations	**$ 52**	$ 34
1% increase effect on periodic cost	**7**	6
1% decrease effect on accumulated benefit obligations	**(47)**	(30)
1% decrease effect on periodic cost	**(6)**	(5)

Notes to Consolidated Financial Statements

The discount rate used in calculating the obligation was 5.6% in 2009 and 6.25% in 2008.

The annual net postretirement cost is as follows:

	For the Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Service cost	**$ 33**	$ 25	$ 33
Interest cost	**30**	24	30
Amorization of prior service cost	**(14)**	(14)	(14)
Amorization of unrecognized prior service costs	**(94)**	(102)	(97)
Net periodic postretirement benefit cost	**$ (45)**	$ (67)	$ (48)

The Company's policy is to fund claims as incurred.

Information about the expected cash flows for the postretirement medical plan follows:

(In thousands)	Postretirement Medical Plan
Expected Benefit Payments net of retiree contributions	
2010	$ 29
2011	33
2012	36
2013	40
2014	46
Next 5 years	271

Litigation. In July 2008, a lawsuit styled Jessica Chapman, on behalf of herself and others similarly situated, v. FRED'S Stores of Tennessee, Inc. was filed in the United States District Court for the Northern District of Alabama, Southern Division, in which the plaintiff alleges that she and other female assistant store managers are paid less than comparable males and seek compensable damages, liquidated damages, attorney fees and court costs. The plaintiff filed a motion seeking collective action. Briefs have been filed, but the court has not ruled. The Company believes that all assistant managers have been properly paid and that the matter is not appropriate for collective action treatment. Discovery has not yet begun. The Company is and will continue to vigorously defend this matter. In accordance with FASB ASC 450, "Contingencies", the Company does not feel that a loss in this matter is probable or can be reasonably estimated. Therefore, we have not recorded a liability for this case.

In August 2007, a lawsuit entitled Julia Atchinson, et al. v. FRED'S Stores of Tennessee, Inc., et al, was filed in the United States District Court for the Northern District of Alabama, Southern Division in which the plaintiff alleges that she and other current and former FRED'S Discount assistant store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act (FLSA) and seeks to recover overtime pay, liquidated damages, attorney's fees and court costs. The plaintiffs filed a motion seeking a collective action which the Judge has not ruled on. The Company believes that its assistant store managers are and have been properly classified as exempt employees under FLSA and that the matter is not appropriate for collective action treatment. The parties also agreed to mediate this case in January 2009 and did so successfully, reaching a settlement of $1.5 million (including attorneys' fees and costs). Again, based on the substantial costs of continuing litigation, unfavorably high jury verdicts against other retailers and the constant distraction to management of a possible protracted jury trial, this is a favorable settlement for FRED'S. FRED'S has admitted no liability or wrongdoing, and no liability has been found against the Company. The parties are finalizing settlement documents and will jointly present the settlement to the court, which must approve the settlement.

Notes to Consolidated Financial Statements

In June 2006, a lawsuit entitled Sarah Ziegler, et al. v. FRED'S Discount Store was filed in the United States District Court for the Northern District of Alabama in which the plaintiff alleges that she and other current and former FRED'S Discount assistant store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act ("FLSA") and sought to recover overtime pay, liquidated damages, and attorneys' fees and court cost. In July 2006, the plaintiffs filed an emergency motion to facilitate notice pursuant to the FLSA that would give current and former assistant managers information about their rights to opt-in to the lawsuit. After initially denying the motion, in October 2006, the judge granted plaintiffs motion to facilitate notice pursuant to the FLSA. Notice was sent to some 2,055 current and former assistant store managers and approximately 450 persons opted into the case. The cutoff date for individuals to advise of their interest in becoming part of this lawsuit was February 2, 2007.

The Company believes that its assistant store managers are and have been properly classified as exempt employees under the FLSA and that the actions described above are not appropriate for collective action treatment. The parties agreed to mediate this case and did so successfully in January 2009. The total settlement amount, (including attorneys' fees and costs) was $5.0 million. FRED'S believes this was a favorable settlement in consideration of the substantial costs of continuing litigation, high jury verdicts against other retailers who were sued for practices similar to the claims alleged in this case as well as the constant distraction to management of a possible protracted jury trial. FRED'S has admitted no liability or wrongdoing and no liability was found against FRED'S. The parties finalized settlement documents, which the court approved and the Company paid in 2009.

In addition to the matters disclosed above, the Company is party to several pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. There can be no assurance that pending lawsuits will not consume the time and energy of our management or that future developments will not cause these actions or claims, individually or in aggregate, to have a material adverse effect on the financial statements as a whole. We intend to vigorously defend or prosecute each pending lawsuit.

Note 10 – Sales Mix

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of January 30, 2010, all of the Company's operations were located within the United States. The following data is presented in accordance with FASB ASC 280, "Segment Reporting."

The Company's sales mix by major category during the last 3 years was as follows:

	For the Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Pharmaceuticals	**33.5%**	31.7%	32.2%
Household Goods	**23.4%**	24.8%	24.8%
Food and Tobacco Products	**16.2%**	15.5%	14.2%
Paper and Cleaning Supplies	**9.2%**	9.2%	8.8%
Apparel and Linens	**7.9%**	8.6%	9.9%
Health and Beauty Aids	**7.6%**	8.0%	8.0%
Sales to Franchised FRED'S Stores	**2.2%**	2.2%	2.1%
Total Sales Mix	**100.0%**	100.0%	100.0%

Note 11 – Exit and Disposal Activity

During fiscal 2007, the Company closed 17 underperforming stores.

During fiscal 2008, the Company closed 74 underperforming stores and 23 underperforming pharmacies. The closures took place during the first three quarters of 2008 pursuant to our restructuring plan announced February 6, 2008 and were the result of an in-depth study conducted by the Company of its operations over the previous 10 quarters. The study revealed that FRED'S has a strong and healthy store base, and that by closing these underperforming stores the Company would improve its cash flow and operating margin, both of which are core goals of the Company's overall strategic plan. As a result of the successful execution of this plan, the Company is stronger and is in a better position to respond to fluctuations in the economy and to take advantage of opportunities to further improve our business.

Notes to Consolidated Financial Statements

During fiscal 2009, the Company closed 9 underperforming stores, which is consistent with our anticipated amount of annual store closures.

Inventory Impairment

During fiscal 2007, we recorded a below-cost inventory adjustment of approximately $10.0 million to reduce the value of inventory to lower of cost or market in stores that were planned for closure as part of the Company's strategic plan to improve profitability and operating margin. The adjustment was recorded in cost of goods sold in the consolidated statement of income for the year ended February 2, 2008.

In fiscal 2008, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores closed in the third quarter and utilized the entire $10.3 million impairment.

Lease Termination

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with FASB ASC 420, "Exit and Disposal Cost Obligations." Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

During fiscal 2007, we closed 17 under performing stores and recorded lease contract termination costs of $1.6 million in rent expense in conjunction with those closings, of which $1.0 million was utilized during fiscal 2007, leaving $.6 million in the reserve at the beginning of fiscal year 2008.

During fiscal 2008, we closed 74 under performing stores and recorded lease contract termination costs of $10.5 million, of which $9.6 million was charged to rent expense and $.9 million reduced the liability for deferred rent. We utilized $7.7 million during the period, leaving $3.4 million in the reserve at January 31, 2009.

During fiscal 2009, we utilized $2.4 million, leaving $1.0 million in the reserve at January 30, 2010.

The following table illustrates the exit and disposal activity related to the store closures discussed in the previous paragraphs (in millions):

(In millions)	Beginning Balance January 31, 2009	Additions FY09	Utilized FY09	Ending Balance January 30, 2010
Inventory markdowns for planned store closings	$ –	$ –	$ –	$ –
Lease contract termination liability	3.4	–	2.4	1.0
	$ 3.4	$ –	$ 2.4	$ 1.0

Fixed Asset Impairment

During the fourth quarter of 2007, the Company recorded a charge of $4.6 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in 2008. During the second quarter of fiscal 2008, the Company recorded an additional charge of $.1 million associated with store closures that occurred in the third quarter 2008. Impairment of $0.2 million for the planned store closures was recorded in fiscal 2009.

Notes to Consolidated Financial Statements

Note 12 – Quarterly Financial Data (Unaudited)

The Company's unaudited quarterly financial information for the fiscal years ended January 30, 2010 and January 31, 2009 is reported below:

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended January 30, 2010				
Net sales	**$ 458,380**	**$ 434,214**	**$ 422,438**	**$ 473,104**
Gross profit	**128,977**	**120,742**	**122,869**	**126,649**
Net income	**8,550**	**4,240**	**5,032**	**5,793**
Net income per share				
Basic	**$ 0.21**	**$ 0.11**	**$ 0.13**	**$ 0.15**
Diluted	**$ 0.21**	**$ 0.11**	**$ 0.13**	**$ 0.15**
Cash dividends paid per share	**$ 0.02**	**$ 0.03**	**$ 0.03**	**$ 0.03**
Year ended January 31, 2009				
Net sales	$ 464,292	$ 447,127	$ 418,036	$ 469,385
Gross profit	132,481	123,851	124,186	122,500
Net income	7,250	1,033 [1]	6,089	2,270
Net income per share				
Basic	$ 0.18	$ 0.03 [1]	$ 0.15	$ 0.06
Diluted	$ 0.18	$ 0.03 [1]	$ 0.15	$ 0.06
Cash dividends paid per share	$ 0.02	$ 0.02	$ 0.02	$ 0.02

[1] Results include certain charges for the non-routine closing of 75 stores in 2008 and the 17 stores closed in 2007 (see Note 11 - Exit and Disposal Activities).

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
FRED'S, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of FRED'S, Inc. (the "Company") as of January 30, 2010 and January 31, 2009 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FRED'S, Inc. at January 30, 2010 and January 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 2010, in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 1 to the Consolidated Financial Statements, the Company has changed its method for accounting for uncertainty in income taxes in the year ended February 2, 2008 due to the adoption of revised accounting standards FASB ASC 740.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FRED'S, Inc.'s internal control over financial reporting as of January 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 15, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 15, 2010

Management's Annual Report on Internal Control Over Financial Reporting

The management of FRED'S, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. FRED'S, Inc. internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the fair and reliable preparation and presentation of the Consolidated Financial Statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of FRED'S, Inc. assessed the effectiveness of the Company's internal control over financial reporting as of January 30, 2010. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on its assessment, management has concluded that the Company's internal control over financial reporting is effective as of January 30, 2010.

Our independent registered public accounting firm has issued an audit report on our internal controls over financial reporting, included herein.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Shareholders
FRED'S, Inc.
Memphis, Tennessee

We have audited FRED'S, Inc.'s (the "Company's") internal control over financial reporting as of January 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report, "Item 9A(b), Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 30, 2010 and January 31, 2009, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 30, 2010 and our report dated April 15, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 15, 2010

Directors and Officers

Board of Directors

Michael J. Hayes
Chairman of the Board
FRED'S, Inc.

Bruce A. Efird
President and Chief Executive Officer
FRED'S, Inc.

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

Michael T. McMillan
Director of Franchise Development
Pepsi-Cola North America
(consumer products)

B. Mary McNabb
Former Chief Executive Officer
Kid's Outlet in California
(retailing)

Thomas J. Tashjian
Private Investor

Executive Officers

Michael J. Hayes
Chairman

Bruce A. Efird
President and Chief Executive Officer

Jerry A. Shore
Executive Vice President and Chief Financial Officer

Rick A. Chambers
Executive Vice President – Pharmacy Operations

Reggie E. Jacobs
Executive Vice President – Corporate Services,
Distribution and Transportation

Earl L. Taylor
Executive Vice President – Store Operations

Charles S. Vail
Corporate Secretary, Vice President – Legal Services
and General Counsel

Corporate Information

Corporate Offices

FRED'S, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address

www.fredsinc.com

SIC 5331

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm

BDO Seidman, LLP
Memphis, Tennessee

Securities Counsel

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10-K

Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended January 30, 2010, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer. In addition, we make available free of charge through our website at www.fredsinc.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found using "Stock Links" under the "Investor Relations" section of our website.

Annual Meeting of Shareholders

The 2010 annual meeting of shareholders will be held at 5:00 p.m. Eastern Daylight Time on Wednesday, June 16, 2010, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 30, 2010, are invited to attend this meeting.

Market and Dividend Information

The Company's common stock trades on the NASDAQ Global Select Market under the symbol FRED (CUSIP No. 356108-10-0). At April 30, 2010, the Company had an estimated 12,200 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
2009			
Fourth	**$ 12.18**	**$ 9.01**	**$ 0.03**
Third	**$ 14.00**	**$ 11.68**	**$ 0.03**
Second	**$ 14.85**	**$ 11.91**	**$ 0.03**
First	**$ 14.17**	**$ 8.52**	**$ 0.02**
2008			
Fourth	$ 12.90	$ 8.22	$ 0.02
Third	$ 15.91	$ 9.17	$ 0.02
Second	$ 13.64	$ 10.33	$ 0.02
First	$ 11.79	$ 8.20	$ 0.02

The following graph shows a comparison of the cumulative total returns for the past five years. The total cumulative return on investment assumes that $100 was invested in FRED'S, the NASDAQ Retail Trade Stocks Index and NASDAQ Stock Market (U.S.) Index on January 29, 2005, and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among FRED'S, Inc., The NASDAQ Composite Index
and The NASDAQ Retail Trade Index



$140
$120
$100
$80
$60
$40
$20
$0
1/29/05
1/28/06
2/3/07
2/2/08
1/3/09
1/31/10
FRED'S Inc
NASDAQ Composite
NASDAQ Retail Trade

* $100 invested on on 1/29/05 in index, including reinvestment of dividends. Indexes calculated on month-end basis.


FRED'S
HOMETOWN
DISCOUNT
STORE

The Low Price Leader

4300 New Getwell Road
Memphis, Tennessee 38118

www.fredsinc.com